UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



------------------------------------------------------------------------



In the matter of



Central and South West Corporation                     REPORT FOR PERIOD
CSW International, Inc.                                January 1, 2001 to
CSW Energy, Inc.                                       March 31, 2001
Dallas, Texas  75202



File No.  070-8423                                   PURSUANT TO RULE 24



This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW") CSW International, Inc. ("CSWI"), and CSW Energy, Inc. ("Energy"). CSWI and Energy are wholly owned subsidiaries of CSW.

Under HCAR 35-26767, CSWI is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (collectively "Exempt Entities") and to provide consulting services with respect to the same.

Attached is the information required pursuant to HCAR 35-26767:

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any special purpose subsidiary ("Project Parent"), indicating the amount and type of such investment and identifying the facility with respect to which such Project Parent was organized. See Exhibit A.

(2)

Information about the amount, type, and terms of securities (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any Project Parent to a third person. See Exhibit B.

(3)       A balance sheet as of the relevant report date. See Exhibit C.

(4) An income statement for the quarter ended as of the relevant report date.
           See Exhibit D.

(5) Information on intercompany service transactions with CSWI and its subsidiaries, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy, or any Project Parent pursuant to HCAR 35-26767. See Exhibit E.



                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 21st day of May, 2001.

                                                 CSW International, Inc.
                                                /s/   Sandra S. Bennett
                                                      Sandra S. Bennett
                                                       Controller



                             CSW International, Inc.
                         Investments in Project Parents
                      For the Quarter Ended March 31, 2001
                                   (thousands)


                              Project                   Wholly Owned
       Facility               Parent                    Subsidiary Of                 Description                    Investment
----------------------  -----------------------  -----------------------------  --------------------------------  ----------------


Energia Internacional
de CSW de S.A. de C.V.  CSW International, Inc.  Central and South West Corp.    Investment / Development Costs          $ 1,436

Empresa de
Electricidade
Vale de
Paranapanema S.A        CSW Vale, LLC            CSW International, Inc. (Cayman)Amortization of Development Costs           (75)

South Coast Power LTD   CSW International, Inc.  Central and South West Corp.    Investment / Development Costs           22,482




                             CSW Energy, Inc./CSW International, Inc.
                                    Non-recourse Indebtedness
                                          March 31, 2001
                                           (thousands)


                          Initial                                    Inflation
        Type                Term          Rate        Maturity      Adjustment          Amount
----------------------   -----------   ------------  ------------  --------------   ---------------

Eurobond                   10 years         8.500%          2005       None    (POUNDS) 100,000
Eurobond                   10 years         8.875%          2006       None    (POUNDS) 100,000
Yankee Bond                 5 years         7.980%          2001       None    (POUNDS) 129,116
Yankee Bond                10 years         8.750%          2006       None    (POUNDS) 129,116
Fixed Rate Loan             7 years         8.250%          2003       None    (POUNDS) 400,000
Loan Notes                  7 years         4.260%          2002       None    (POUNDS)  11,778
Revolver                    5 years         5.810%          2001       None    (POUNDS) 128,700
Senior Notes                5 years         6.875%          2001       None         $   200,000

                                                               Exhibit C

                               CSW International, Inc.
                              Consolidated Balance Sheet
March 31, 2001
                                     (Unaudited)
                                       ($000's)

ASSETS
Fixed Assets
       Electric distribution plant                           $ 1,524,576
       General plant                                             328,783
                                                         ----------------
             Total Electric Plant                              1,853,359
       Less - Accumulated depreciation                          (661,148)
                                                         ----------------
             Total Fixed Assets                                1,192,211

Current Assets
       Cash and cash equivalents                                  98,036
       Short-term investments                                     10,178
       Accounts receivable                                       154,142
       Notes receivable                                           61,565
       Inventories                                                14,735
       Other current assets                                      119,686
                                                         ----------------
             Total Current Assets                                458,342

Other Assets
       Goodwill                                                1,123,443
       Prepaid benefit costs                                      46,873
       Notes receivable                                           93,838
       Equity investments and other                              224,397
                                                         ----------------
             Total Other Assets                                1,488,551

             Total Assets                                    $ 3,139,104
                                                         ================

CAPITALIZATION AND LIABILITIES
Capitalization
       Common stock                                                  $ 1
       Paid-in capital                                           829,000
       Retained earnings                                         381,393
       Foreign currency translation and other                   (111,152)
                                                         ----------------
                                                               1,099,242

       Long-term debt                                            698,054

Current Liabilities
       Accounts payable                                          147,628
       Advances from affiliates                                  185,368
       Accrued interest payable                                   29,947
       Loan notes                                                 16,678
       Accrued taxes payable                                     111,771
       Customer prepayments                                       32,586
       Current portion of long term debt                         375,997
       Other                                                     161,634
                                                         ----------------
                                                               1,061,609
Deferred Credits
       Deferred tax liability                                    257,368
       Other                                                      22,831
                                                         ----------------
             Total Deferred Credits                              280,199

                                                         ----------------
             Total Capitalization and Liabilities            $ 3,139,104
                                                         ================


                                                                      Exhibit D

                              CSW International, Inc.
                                Statement of Income
                        For the Quarter Ended March 31, 2001
                                    (Unaudited)
                                      ($000's)




   Operating Revenues
      Electric revenues                                         $ 337,971
      Other diversified                                           102,806
                                                            --------------
                                                                  440,777
                                                            --------------

   Operating Expenses
      Cost of electric sales                                      212,146
      General and administrative                                   62,517
      Depreciation and amortization                                23,709
      Other diversified                                            78,090
                                                            --------------
                                                                  376,462
                                                            --------------
   Operating Income                                                64,315
                                                            --------------

   Other Income and (Deductions)
      Investment income                                             5,708
      Interest income                                               3,810
      Interest expense                                            (26,927)
                                                            --------------
                                                                  (17,409)
                                                            --------------
   Income Before Income Taxes                                      46,906
                                                            --------------

   Provision for Income Taxes                                      13,683
                                                            --------------

   Net Income                                                    $ 33,223
                                                            ==============

                                                                     Exhibit   E

                             CSW International, Inc.
                        Intercompany Service Transactions
                      For the Quarter Ended March 31, 2001
                                   (Unaudited)




     1. Services provided by AEP Services Corporation, the administrative arm of the parent company, represent services provided by the parent, American Electric Power Company. Salaries and wages of personnel providing services to CSW International, Inc. $ 284,117

     2. Services provided by CSW Energy, Inc., a subsidiary of Central and South West Corporation, represent services provided by an associate company. Salaries and wages of personnel providing services to CSW International, Inc. $ 87,384

     3.  Guarantees  issued by CSW,  CSWE or CSWI for  Exempt  Entity  projects:


Turkey Bid Bond $ 520,000
South Coast Project 4,926,900